EXHIBIT 99.1
Qiao Xing Universal Announces Appointment of New CFO
     HUIZHOU, Guangdong, China, Aug. 15 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces the resignation of Mr. Albert Leung as the Chief Financial Officer of the Company, effective August 15, 2008. Mr. Jiang Aijun has been appointed as the Chief Financial Officer of the Company effective August 15, 2008 to replace Mr. Albert Leung.
     Mr. Jiang Aijun, age 36, has been the head of finance for Tiens Biotech Group, Inc., a company traded on American Stock Exchange, from September 2005 until July 2008. From July 2003 to August 2005, he served as a consultant (diplomat) in the Economic and Commercial Representation of China in Tanzania, the Economic Section of the Chinese Embassy in Tanzania, and was mainly responsible for providing commercial and financial consultation to Chinese companies conducting business in Tanzania. He is a registered member of the Association of Corporate Treasurers (ACT), Great Britain since 2006, a registered member of the Association of Chartered Certified Accountants (ACCA), Great Britain since 2004, and a registered member of the Association of Certified Public Accountants, People’s Republic of China (CICPA), since 2001.
          Mr. Albert Leung has confirmed that he has no disagreement with the Company and there are no matters in relation to his resignation as the Chief Financial Officer of the Company that need to be brought to the attention of the Board of Directors or the shareholders of the Company.
     Mr. Wu Ruilin, Chairman of XING, commented, “Mr. Albert Leung has served as our CFO since December 2003. During those years, the Company has developed rapidly in its business and Mr. Albert Leung has made great efforts in his capacity. Now we are glad to have Mr. Jiang Aijun with us. I believe our accounting team, led by the new CFO, will continue to make efforts in the improvement of its working efficiency. We expect that measures will be taken to shorten the lead time for the delivery of our financial results.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. XING’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd. (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 15, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone,Inc
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.